OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Coconut Palm Acquisition Corp.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
191885 20 1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP Number: 191885 20 1

Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Richard C. Rochon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP Number: 191885 20 1

Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Coconut Palm Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

595 So. Federal Highway, Suite 600
Boca Raton, FL 33432

Item 2(a).	Name of Person Filing:

Richard C. Rochon

Item 2(b).	Address of Principal Business Office or, if None, Residence:

595 So. Federal Highway, Suite 600
Boca Raton, FL 33432

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 191885 20 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP Number: 191885 20 1

Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,500,000(1)

(b)	Percent of class: 17.86%(1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 0

(ii)	shared power to vote or to direct the vote: 2,500,000(1)

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,500,000 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

(1)	The shares of common stock (the “Shares”) are held by RPCP Investments, LLLP, the general partner of which is RPCP Investments, Inc. Assumes beneficial ownership of such Shares is attributable to Mr. Rochon due to his status as chief executive officer, president and director of RPCP Investments, Inc. and his power to exercise investment control over the Shares. Mr. Rochon shares voting and dispositive power over the Shares. Does not include 2,000,000 shares of common stock which may be issued upon the exercise of warrants held by CPACW, LLP, the general partner of which is RPCP Investments, Inc. Such warrants are currently not exercisable and will not become exercisable within the next 60 days.

CUSIP Number: 191885 20 1

Page 4 of 5 Pages

Item 10.	Certification.
Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006	By:	/s/ Richard C. Rochon
Richard C. Rochon